

Mail Stop 4628

July 28, 2016

Robert Nijst
Chief Executive Officer
VTTI Energy Partners LP
25-27 Buckingham Palace Road
London, SW1W 0PP, United Kingdom

> **Re: VTTI Energy Partners LP**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response Dated July 19, 2016**
> **File No. 1-36574**

Dear Mr. Nijst:

We have reviewed your July 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2016 letter.

Form 20-F for Fiscal Year Ended December 31, 2015

Operating and Financial Review and Prospects, page 43

Operating Results, page 49

1.   Your response to prior comment 5 states that you will continue to assess the appropriateness of your disclosures regarding income tax expense to enhance investors' understanding of your tax charges and structure. Separately, your response to comment 7 in our letter dated May 23, 2016 addresses revised disclosure to be provided as part of the discussion of your results of operations. Please include expanded disclosure regarding the amount of income tax expense recognized during the period to address material changes in income before income tax expense for the countries where you operate and the tax rates in those countries.

Notes to the Consolidated and Combined Carve-Out Financial Statements

Note 4 – Related Party Transactions, page F-18

ATB Phase 2 Construction and Operations, page F-20

2.   Your response to prior comment 4 states that you consolidate ATB Phase 2 because you indirectly control ATT Tanjung Bin Sdn Bhd ("ATB"), the entity that legally owns ATB Phase 2. However, it appears that the arrangements under which you have agreed to remit all revenue received from ATB Phase 2 in excess of related operating costs to VTTI B.V. may represent a variable interest. Explain to us whether the arrangement represents a variable interest VTTI B.V. has in ATB, and if so, whether ATB Phase 2 has the characteristics of a variable interest entity pursuant to FASB ASC 810-10-15-14. If you conclude that ATB Phase 2 is a variable interest entity and you are the primary beneficiary, explain your basis for this conclusion.

Note 18 – Revenue by Service and Geographic Location, page F-38

3.   We note the discussion regarding the commercially sensitive nature of revenues attributed to individual countries in your response to prior comment 6. As noted in our prior comment, the disclosures required by FASB ASC 280-10-50-41(a) should be provided regardless of whether the information is commercially sensitive. Please revise to provide this information.

        You may contact Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen *for*

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Sean T. Wheeler, Esq.
        Latham & Watkins LLP